NINE ENERGY SERVICE, INC.

2001 Kirby Drive, Suite 200

Houston, Texas 77019

(281) 730-5100

April 11, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

Attention: Michael Purcell

Re:	Nine Energy Service, Inc.

Registration Statement on Form S-3

Filed April 5, 2022

File No. 333-264138

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Nine Energy Service, Inc., a Delaware corporation (the “Company”), respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:00 p.m., Eastern Time, on April 13, 2022, or as soon thereafter as is practicable.

Please contact Lanchi Huynh of Kirkland & Ellis LLP, the Company’s legal counsel, at (214) 972-1673, if you have any questions or concerns regarding this matter. Thank you in advance for your assistance.

Sincerely,

NINE ENERGY SERVICE, INC.

By:	/s/ Theodore R. Moore
Name:	Theodore R. Moore
Title:	Senior Vice President and General Counsel

cc:	Ann G. Fox, President and Chief Executive Officer, Nine Energy Service, Inc.

Matthew R. Pacey, P.C., Kirkland & Ellis LLP

Lanchi D. Huynh, Kirkland & Ellis LLP